UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

June 22, 2018

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                 No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

NXP Semiconductors N.V. (“NXP”) today announces the results of its Annual General Meeting of Shareholders held on June 22, 2018.

The General Meeting of Shareholders approved the following resolutions:

1.	Adoption of the 2017 statutory annual accounts

For	228,655,385
Against	24,518
Abstain	581,854
Total Votes	229,261,757

2.	Granting discharge to the directors for their responsibilities in the financial year 2017

For	228,054,143
Against	386,186
Abstain	821,428
Total Votes	229,261,757

3.a.	Re-appointment of Mr. Richard L. Clemmer as executive director with effect from June 22, 2018

For	228,393,189
Against	65,847
Abstain	802,721
Total Votes	229,261,757

3.b.	Re-appointment of Sir Peter Bonfield as non-executive director with effect from June 22, 2018

For	225,281,805
Against	3,725,573
Abstain	254,379
Total Votes	229,261,757

3.c.	Re-appointment of Mr. Johannes P. Huth as non-executive director with effect from June 22, 2018

For	208,233,126
Against	20,821,984
Abstain	206,647
Total Votes	229,261,757

3.d.	Re-appointment of Mr. Kenneth A. Goldman as non-executive director with effect from June 22, 2018

For	202,547,197
Against	26,440,367
Abstain	274,193
Total Votes	229,261,757

3.e.	Re-appointment of Mr. Josef Kaeser as non-executive director with effect from June 22, 2018

For	215,508,629
Against	13,447,027
Abstain	306,101
Total Votes	229,261,757

3.f.	Re-appointment of Mr. Eric Meurice as non-executive director with effect from June 22, 2018

For	226,773,068
Against	2,214,661
Abstain	274,028
Total Votes	229,261,757

3.g.	Re-appointment of Mr. Peter Smitham as non-executive director with effect from June 22, 2018

For	224,478,277
Against	4,724,825
Abstain	58,655
Total Votes	229,261,757

3.h.	Re-appointment of Ms. Julie Southern as non-executive director with effect from June 22, 2018

For	210,491,423
Against	18,496,530
Abstain	273,804
Total Votes	229,261,757

3.i.	Re-appointment of Mr. Gregory Summe as non-executive director with effect from June 22, 2018

For	229,102,906
Against	100,397
Abstain	58,454
Total Votes	229,261,757

4.a.	Appointment of Mr. Steve Mollenkopf as executive director subject to and conditional upon the occurrence of and effective as of the moment Qualcomm River Holdings B.V. (“Qualcomm”), an indirect wholly owned subsidiary of Qualcomm Incorporated, pays for all shares validly tendered and not properly withdrawn pursuant to Qualcomm’s tender offer to acquire all of the outstanding ordinary shares of the Company (“Closing”).

For	228,889,234
Against	193,030
Abstain	179,493
Total Votes	229,261,757

4.b.	Appointment of Mr. George S. Davis as non-executive director subject to and conditional upon the occurrence of and effective as of Closing

For	228,822,250
Against	260,014
Abstain	179,493
Total Votes	229,261,757

4.c.	Appointment of Mr. Donald J. Rosenberg as non-executive director subject to and conditional upon the occurrence of and effective as of Closing

For	228,857,308
Against	224,957
Abstain	179,492
Total Votes	229,261,757

4.d.	Appointment of Mr. Brian Modoff as non-executive director subject to and conditional upon the occurrence of and effective as of Closing

For	228,857,761
Against	224,503
Abstain	179,493
Total Votes	229,261,757

4.e.	Appointment of Mr. Rob ter Haar as non-executive director subject to and conditional upon the occurrence of and effective as of Closing

For	228,953,692
Against	128,572
Abstain	179,493
Total Votes	229,261,757

4.f.	Appointment of Prof. Dr. Steven Perrick as non-executive director subject to and conditional upon the occurrence of and effective as of Closing

For	228,954,020
Against	128,444
Abstain	179,293
Total Votes	229,261,757

5.a.	Authorization of the Board of Directors to issue shares or grant rights to acquire shares

For	224,120,660
Against	5,082,469
Abstain	58,628
Total Votes	229,261,757

5.b.	Authorization of the Board of Directors to restrict or exclude pre-emption rights

For	222,356,277
Against	6,846,810
Abstain	58,670
Total Votes	229,261,757

6.	Authorization of the Board of Directors to repurchase shares in NXP’s capital

For	227,076,137
Against	2,008,857
Abstain	176,763
Total Votes	229,261,757

7.	Authorization to cancel repurchased shares in NXP’s capital

For	229,193,452
Against	10,059
Abstain	58,246
Total Votes	229,261,757

8.	Re-appointment of KPMG Accountants N.V. as NXP’s external auditor

For	258,497,019
Against	1,827,774
Abstain	157,165
Total Votes	260,481,958

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 22nd day of June 2018.

NXP Semiconductors N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Dr. Jean A.W. Schreurs SVP and Chief Corporate Counsel